Exhibit 5

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	For the Year Ended October 31, 2009	For the Year Ended October 31, 2008	For the Year Ended October 31, 2007

Return on Assets(1)	0.61%	0.66%	0.99%
Return on Equity(2)	11.8%	16.2%	24.4%
Dividend Payout Ratio	81%	66%	43%
Equity to Asset Ratio(1)(2)	5.51%	4.37%	4.34%

(1) The 2007 Return on Assets and Equity to Asset Ratio are restated to reflect changes in presentation to offset fair value amounts of derivative instruments. Refer to the Offsetting of amounts related to certain contracts section in Note 31 to our audited Financial Statements for year ended Oct 31, 2009 for more information.

(2) The 2007 Return on Equity and Equity to Asset Ratio are restated to reflect accounting adjustments to correct errors pertaining to prior periods. Refer to the Accounting adjustments section in Note 1 to our audited Financial Statements for year ended Oct 31, 2009 for more information.

n.m. not meaningful

* Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.